EXHIBIT 99.1

EQS-Ad-hoc: Mynaric AG / Key word(s): Incoming Orders

Mynaric receives US $33 million order from Northrop Grumman

13-Dec-2023 / 07:57 CET/CEST

Disclosure of an inside information acc. to Article 17 MAR of the Regulation (EU) No 596/2014, transmitted by EQS News - a service of EQS Group AG.

The issuer is solely responsible for the content of this announcement.

MUNICH, December 13, 2023 – Mynaric (NASDAQ: MYNA)(FRA: M0YN) has today entered into a definitive agreement with Northrop Grumman for the delivery of optical communication terminals in the framework of the U.S. Government’s Space Development Agency Tranche 2 Transport Layer-Alpha space vehicles program. The contract, with a value of around US $33 million, foresees payment milestones starting early 2024 and continuing throughout 2025 with product deliveries beginning in 2024 and continuing until 2026.

About Mynaric

Mynaric (NASDAQ: MYNA) (FRA: M0YN) is leading the industrial revolution of laser communications by producing optical communications terminals for air, space and mobile applications. Laser communication networks provide connectivity from the sky, allowing for ultra-high data rates and secure, long-distance data transmission between moving objects for wireless terrestrial, mobility, airborne- and space-based applications. The company is headquartered in Munich, Germany, with additional locations in Los Angeles, California, and Washington, D.C. For more information, visit mynaric.com.

Forward-Looking Statement

This release includes forward-looking statements. All statements other than statements of historical or current facts contained in this release, including statements regarding our future results of operations and financial position, industry dynamics, business strategy and plans and our objectives for future operations, are forward-looking statements. These statements represent our opinions, expectations, assumptions, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. Forward looking statements are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target” “will,” “would” and/or the negative of these terms or other similar expressions that are intended to identify forward-looking statements.

The forward-looking statements included in this release are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements involve known and unknown risks, uncertainties and assumptions that are difficult to predict or are beyond our control, and actual results may differ materially from those expected or implied as forward-looking statements. These risks, uncertainties and assumptions include, but are not limited to (i) the impact of any geopolitical tensions or the global COVID-19 pandemic on the global economy, our industry and markets as well as our business, (ii) risks related to our limited operating history, our history of significant losses and the execution of our business strategy, (iii) risks related to our ability to successfully manufacture and deploy our products and risks related to serial production of our products, (iv) risks related to our sales cycle which can be long and complicated, (v) risks related to our limited experience with order processing, our dependency on third-party suppliers and external procurement risks, (vi) risks related to defects or performance problems in our products, (vii) effects of competition and the development of the market for laser communication technology in general, (viii) risks related to our ability to manage future growth effectively and to obtain sufficient financing for the operations and ongoing growth of our business, (ix) risks relating to the uncertainty of the projected financial information, (x) risks related to our ability to adequately protect our intellectual property and proprietary rights and (xi) changes in regulatory requirements, governmental incentives and market developments. Moreover, new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements.

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The forward-looking statements included in this release are made only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Unless required under applicable law, neither we nor any other person undertakes any obligation to update any forward-looking statement to reflect events or circumstances after the date of this release or otherwise. You should read this release with the understanding that our actual future results, levels of activity, performance and events and circumstances may materially differ from what we expect.

This release may include certain financial measures not presented in accordance with IFRS. Such financial measures are not measures of financial performance in accordance with IFRS and may exclude items that are significant in understanding and assessing our financial results. Therefore, these measures should not be considered in isolation or as an alternative to loss for the period or other measures of profitability, liquidity or performance under IFRS. You should be aware that our presentation of these measures may not be comparable to similarly titled measures used by other companies, which may be defined and calculated differently.

End of Inside Information

13-Dec-2023 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases.

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Language:	English
Company:	Mynaric AG
Dornierstr. 19
82205 Gilching
Germany
Phone:	+49 8105 7999 0
E-mail:	comms@mynaric.com
Internet:	www.mynaric.com
ISIN:	DE000A31C305
WKN:	A31C30
Indices:	Scale 30
Listed:	Regulated Unofficial Market in Berlin, Dusseldorf, Frankfurt (Scale), Hamburg, Munich, Stuttgart, Tradegate Exchange; Nasdaq
EQS News ID:	1795465

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